SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

February 21, 2023

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips publishes its Annual Report 2022", dated February 21, 2023.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on February 21, 2023.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press information

February 21, 2023

Philips publishes its Annual Report 2022

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA), a global leader in health technology, today published its Annual Report 2022. Philips’ Annual Report 2022 will be on the agenda of the Annual General Meeting of Shareholders (AGM), to be held on May 9, 2023. The convocation notice and the agenda, including explanatory notes, for the AGM 2023 will be published in due course.

2022 was a very disappointing year for Philips and its stakeholders, and as recently announced, the company is taking firm action to strengthen patient safety and quality, improve its execution and step up performance with urgency in 2023.

The 2022 Remuneration Report, as included in the Annual Report 2022, will also be on the agenda of the AGM 2023. In his letter to Philips’ stakeholders, the Chairman of the Remuneration Committee explains that the Committee has been very mindful of the shareholder sentiment and the advisory vote regarding the 2021 Remuneration Report cast at the AGM 2022. The Remuneration Committee reports on how it reached out to the company’s shareholders immediately after the AGM 2022, and how the feedback received from shareholders in the second half of 2022 has been addressed.

The Remuneration Report furthermore explains how the remuneration in respect of the year 2022 has been impacted by Philips’ performance in 2022. In this context, and to further align with the company performance, as well as the sentiment and negative experience of the company’s shareholders and other stakeholders, the Supervisory Board and current Board of Management have jointly concluded that it was appropriate to waive any 2022 Annual Incentive (AI) pay-out and any vesting of the 2020 Long-term Incentive (LTI) grant of the members of the Board of Management.

Philips filed the Annual Report 2022 with the Netherlands Authority for the Financial Markets (AFM) in European Single Electronic Format (ESEF) and expects to file the report on Form 20-F with the U.S. Securities and Exchange Commission later today (www.sec.gov).

The Annual Report 2022 (in ESEF and on Form 20-F) is available to shareholders and other interested parties at www.results.philips.com. A printed copy can be obtained free of charge upon written request to the following email address: annual.report@philips.com.

For additional information, please contact:

Ben Zwirs
Philips Global Press Office
Tel.: +31 6 15213446
E-mail: ben.zwirs@philips.com

Derya Guzel
Philips Investor Relations
Tel.: +31 20 59 77055
E-mail: derya.guzel@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and well-being through meaningful innovation. Philips’ patient- and people-centric innovation leverages advanced technology and deep clinical and consumer insights to deliver personal health solutions for consumers and professional health solutions for healthcare providers and their patients in the hospital and the home. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, ultrasound, image-guided therapy, monitoring and enterprise informatics, as well as in personal health. Philips generated 2022 sales of EUR 17.8 billion and employs approximately 77,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

Forward-looking statements
This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.